

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Michael Edwards
Chief Executive Officer and Chief Financial Officer
BioGeron, Inc
1802 N. Carson Street, Suite 212-3018
Carson City, Nevada 89701

      Re: BioGeron, Inc
              Form 10-K
              Filed April 11, 2011
              File No. 000-32829

Dear Mr. Edwards:

      We issued comments to you on the above captioned filing on August 4, 2011**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 25, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by October 25, 2011**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

                      Sincerely,

                      /s/ Kevin Woody

                      Kevin Woody
                      Accounting Branch Chief